Exhibit 99.9

Press Release

Angola: Total Acquires Interests into Two New Offshore Licenses in View of Developing a New Production Hub

Paris, December 16, 2019 – Total has signed a sale and purchase agreement with state-owned Sonangol of Angola to acquire interests in Blocks 20/11 and 21/09 in the Kwanza Basin, offshore Luanda.

Subject to the approvals of the competent authorities and partners:

◾	The Group will hold a 50% working interest, alongside Sonangol (20%) and BP (30%), in Block 20/11, located in the central Kwanza Basin in water depths ranging from 300 to 1,700 meters.

◾	The Group will hold an 80% working interest alongside Sonangol (20%) in Block 21/09, located in the south-central Kwanza Basin in water depths ranging from 1,600 to 1,800 meters.

The wells drilled so far in the two blocks have produced four discoveries — Cameia, Mavinga, Bicuar and Golfinho — and Total and its partners will seek to unlock the value of these prospects by creating a development hub. The Group has also committed to explore for additional potential resources in the blocks.

As part of the agreement, Total will become operator of the development of the two licenses before putting in place an operating company together with Sonangol 3 years after the production start-up.

As per the transaction terms, Total will pay to Sonangol $400 million at closing, to which will be added $100 million at FID and some additional payments along the life of the project depending on production and crude oil price for a maximum cumulative amount capped at $250 million.

“We are very pleased to demonstrate once again our pioneer spirit and our commitment to continue developing Angola’s energy sector by becoming the first company to undertake a development in the Kwanza Basin,” stated Patrick Pouyanné, Chairman and Chief Executive Officer of Total.

“Sonangol welcomes Total as new operator of these strategic blocks,” added Sebastião Gaspar Martins, Chairman and Chief Executive Officer of Sonangol. “We are confident that Total’s recognized offshore expertise will help to quickly unlock discovered resources in order to continue sustaining the Angola’s production.”

Total in Angola

Total has been present in Angola since 1953, where it today employs around 1,500 people. All five of the Group’s business segments operate in the country: Exploration & Production, Gas, Renewables & Power, Refining & Chemicals, Marketing & Services, and Trading & Shipping.

Total’s equity production averaged 211,000 barrels of oil equivalent per day in 2018 from operated blocks 17 and 32, and from non-operated assets 0, 14, 14K, and Angola LNG. Total is the country’s leading oil operator with close to 45% of Angola’s operated oil production.

Total also operates Block 17/06 in the Lower Congo Basin, Block 16, location of the Chissonga discovery — both in development phase —, and Block 48 in the emerging ultra-deep offshore play and still in exploration phase.

In the gas sector, Total holds a 13.6% stake in the 5.2-million-ton-per-year Angola LNG liquefaction plant, which is supplied with associated gas from the country’s producing offshore oil fields. Total also recently entered the New Gas Consortium as a key player in developing Angola’s natural gas resources.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.